

October 14, 2011

Via E-mail

Jason A. Dubchak
Vice President, Corporate Secretary and General Counsel
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re:** **Niska Gas Storage Partners LLC**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed October 5, 2011**
> **File No. 333-174988**

Dear Mr. Dubchak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment three in our letter dated September 28, 2011 and the filing of the tax opinion as Exhibit 8.2. In this regard, we also note in the fourth paragraph the second clause in the first sentence that it states "and we undertake no obligation to update this opinion subsequent to the date hereof." This language appears to contradict the first clause which states that the opinion is rendered as of the effective date. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Exhibits 5.2 and 5.3

2. We note your response to comment seven in our letter dated September 28, 2011 and the refiling of Exhibits 5.2 and 5.3. In each opinion, in the paragraph titled "applicable law," it states with regard to the applicable law that the opinion is limited as to state of the law "in effect at the date hereof." Accordingly, if counsel intends to retain this statement,

> then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

3. We note your response to comment seven in our letter dated September 28, 2011 with regard to previously filed Exhibit 5.4. In paragraph 2 "Dutch Law," it states "this opinion is limited to Dutch law in effect on the date of this opinion." Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

     Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me (202) 551-3264 with any questions.

     Sincerely,

     /s/ Mara L. Ransom

     Mara L. Ransom
     Assistant Director